

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 20, 2009

Mr. Michael Lee
Chief Financial Officer
China YouTV Corp.
8th floor, MeiLinDaSha, Ji 2
GongTi Road, East
Beijing, China 10027

> **Re:** **China YouTV Corp.**
> **Form 8-K Filed May 14, 2009**
> **File No. 001-32984**

Dear Mr. Lee:

We have reviewed filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed May 14, 2009

1.   Please amend Item 4.01 of your 8-K to include the following requirements of Item 304 of Regulation S-K:

- a statement as to whether the former auditor resigned, declined to stand for re-election or was dismissed, and the date thereof (Item 304(a)(1)(i));

- a statement indicating whether the former auditor's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty (including uncertainty to continue as a going concern), audit scope, or accounting principles; and if so, a describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification (Item 304(a)(1)(ii));

· a statement indicating whether the decision to change auditors was recommended or approved by either an audit or similar committee of the board of directors or the board of directors (Item 304(a)(1)(iii));

· a statement as to whether during your last two fiscal years and any subsequent interim period there were any disagreements with the former auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former auditor, would have caused them to make reference to the subject matter of the disagreement(s) in connection with its report (Item 304(a)(1)(iv));

· if previously described disagreement(s) existed, (A) describe each such disagreement; (B) state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of each of such disagreements with the former auditor; and (C) state whether the registrant has authorized the former auditor to respond fully to the inquiries of the successor auditor concerning the subject matter of each of such disagreements and, if not, describe the nature of any limitation thereon and the reason therefore (Item 304(a)(1)(iv)); and,

· disclosure of reportable events during the registrant's two most recent fiscal years and any subsequent interim period preceding such resignation (Item 304(a)(1)(v)), if any.

2.	We note you disclose there have been no consultations with Moore & Associates "prior to [their] engagement." Please note that Item 304(a)(2) of Regulation S-K requires you to disclose consultations during your two most recent fiscal years and any subsequent interim period prior to the engagement of the new independent auditor. Please amend your disclosure to specifically address these periods and any other requirements of Item 304(a)(2) of Regulation S-K.

3.	Please note that Item 304(a)(3) of Regulation S-K requires that you obtain and furnish a letter from your former independent auditor indicating whether they agree with your statements made pursuant to Item 304(a) in your Form 8-K and, if not, the extent to which in which they do not agree. This letter should be addressed to the Commission and furnished in an amended Form 8-K within two business days after receiving such letter, but no later than ten business days after filing your initial Form 8-K. In your response to this comment, please confirm to us that you will obtain and provide this letter as an exhibit to your amended Form 8-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief